Mail Stop 3720

August 21, 2006

Mr. Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, British Columbia, Canada

> **RE:** **Unity Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **File No. 000-30620**

Dear Mr. Kenig:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

9. Convertible debenture:

1.   Please clarify for us, and in future filings, how you calculated the beneficial conversion feature on your convertible debentures. It appears that you may have calculated the beneficial conversion feature based on a residual value (the difference between the fair value allocated to warrants issued in conjunction with debt and the gross cash proceeds from the issuance) as opposed to using a relative fair value allocation as specified in paragraph 5 of EITF 00-27. Please revise or advise us in detail.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

8. Convertible debentures, page 13

2.   Refer to your discussion of redeemable convertible notes issued February 2006 on page 14. We noted in your Schedule 14A filed August 1, 2006 that the Company entered into a financing agreement in February 2006 despite not having sufficient authorized shares to meet the conversion and other requirements of the financing. We also note the Company has subsequently completed or entered into several additional transactions which necessitate an increase in the authorized number of shares of Common Stock. Therefore, it appears that at your balance sheet dates of March 31, 2006 and June 30, 2006 the Company did not have sufficient authorized shares to satisfy all of its obligations. If so, it appears your outstanding warrants should be reclassified and reported as a liability, as opposed to equity, with changes in fair value reported in income as of that date in accordance with paragraph 19 of EITF 00-19. Please revise or advise us in detail.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director